UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Tracon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89237H209

(Cusip Number)

December 31, 2022

(Date of Event which requires filing of)

Check the appropriate box to designate the rule pursuant to which this Schedule this is filed.

X Rule 13d-1(c)

1. Name of Reporting Person: WAYNE AARONSON

2. N/A

3. SEC USE ONLY

4. CITIZENSHIP: UNITED STATES

5. SOLE VOTING POWER: 1,116,925 shares

6. SHARED VOTING POWER: 661,528 shares

7. Sole Dispositive Power: 1,116,925 shares

8. Shared Dispositive Power: 661,528 shares

9. Aggregate Amount Beneficially Owned By Each Reporting Person: 1,778,453

10. N/A

11. Percent of Class Represented by Amount in Row 9:

8.17%

12. Type of Reporting Person

Individual

Item 1.

(a) Name of Issuer:

Tracon Pharmaceuticals, Inc.

(b)Address of Issuer's Principals Executive Offices:

4350 La Jolla Village, Suite 800

San Diego, CA 92122

Item 2.

(a) Name of Person Filing

WAYNE AARONSON

(b) Address of Principal Business Office or, if none, Residence

1011 Fresno Ave.

Berkeley, CA 94707

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

89237H209

Item 3. n/a

Item 4. Ownership

(a) 1,116,925 shares of common stock held by Wayne Aaronson

Roth IRA and 661,528 common stock held by Aaronson

Revocable Trust, Wayne Aaronson and Joy Chiyo Goto

co-trustees.

(b) Percent of class: 8.17% based on 21,749,924 shares of Common Stock outstanding as of September 30, 2022 per Tracon's 10-K.

0 Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,116,925

(ii) Shared power to vote or to direct the vote: 661,528

(iii) Sole power to dispose or to direct the disposition of: 1,116,925

(iv) Shared power to dispose or to direct the disposition of: 661,528

Item 5. Ownership of Five Percent or Less of a Class.

n/a

Item 6. Ownership of More than Five percent on Behalf of Another Person:

n/a

Item 8. ID of Members of the Group:

n/a

Item 9. Notice of Dissolution of Group.

n/a

Item 10 Certification

n/a After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct:

January 5, 2023

By:/s/Wayne Aaronson